Nelson Mullins Riley & Scarborough LLP	Kathryn C. Kling
Attorneys and Counselors at Law	Tel: 202.712.2807
101 Constitution Avenue, NW/Suite 900/Washington, DC 20001	kathryn.kling@nelsonmullins.com
Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com
March 11, 2008
By Edgar and Hand Delivery
Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp. Form S-4 Filed February 26, 2008 File No. 333-149384
Dear Mr. Webb:
     On behalf of Community Bankers Acquisition Corp. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated March 5, 2008 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on February 26, 2008.
     We have repeated the Staff’s comments followed by the Company’s response below to aid in your review. In addition, a marked version of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, as amended, is enclosed herewith reflecting all changes from the Registration Statement filed on February 26, 2007.
Form S-4
General
1.	Please make changes, as appropriate, consistent with our comments dated February 25, 2008 to your Registration Statement, file number 333-148675.

Response: The requested disclosures have been made. Please see pages 10, 90, 149, 170 and F-62.
Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Mark Webb
Division of Corporation Finance
March 11, 2008

2.	Please disclose the financial projections BOE provided to Keefe, Bruyette.

Response: The requested disclosure appears on page 62.

3.	Provide the staff supplementally with the Boardbooks provide to both Community Bankers and BOE by their financial advisors.

Response: We are providing the Boardbooks to you supplementally.
Opinion of Community Bankers’ Financial Advisor, page 55
4.	Please disclose the compensation Keefe, Bruyette has received for advising Community Bankers in its acquisition of TransCommunity.

Response: The requested disclosure appears on page 63.
     Please direct any questions or further communications relating to the above to the undersigned at (202)712-2807 or Jon Talcott at (212)712-2806. Thank you for your attention to this matter.

Very truly yours, /s/ Kathryn C. Kling Kathryn C. Kling